Filed by Progress Energy, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Progress Energy, Inc.

Commission File No.: 333-172899

Cautionary Statements Regarding Forward-Looking Information

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words or phrases such as “may,” “will,” “should,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “forecast,” and other words and terms of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Progress Energy and Duke Energy caution readers that any forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed merger involving Duke Energy and Progress Energy, including future financial and operating results, Progress Energy’s or Duke Energy’s plans, objectives, expectations and intentions, the expected timing of completion of the transaction, and other statements that are not historical facts. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements include risks and uncertainties relating to: the ability to obtain the requisite Duke Energy and Progress Energy shareholder approvals; the risk that Progress Energy or Duke Energy may be unable to obtain governmental and regulatory approvals required for the merger, or required governmental and regulatory approvals may delay the merger or result in the imposition of conditions that could cause the parties to abandon the merger; the risk that a condition to closing of the merger may not be satisfied; the timing to consummate the proposed merger; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the diversion of management time on merger-related issues; general worldwide economic conditions and related uncertainties; the effect of changes in governmental regulations; and other factors discussed or referred to in the “Risk Factors” section of each of Progress Energy’s and Duke Energy’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission (SEC). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that was filed by Duke Energy with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in Progress Energy’s and Duke Energy’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Each forward-looking statement speaks only as of the date of the particular statement and neither Progress Energy nor Duke Energy undertakes any obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger between Duke Energy and Progress Energy, Duke Energy filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Duke Energy and Progress Energy and that also constitutes a prospectus of Duke Energy. The Registration Statement was declared effective by the SEC on July 7, 2011. Duke Energy and Progress Energy mailed the definitive joint proxy statement/prospectus to their respective shareholders on or about July 11, 2011. Duke Energy and Progress Energy urge investors and shareholders to read the Registration Statement, including the joint proxy statement/prospectus that is a part of the Registration Statement, as well as other relevant documents filed with the SEC, because they contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Duke Energy’s website (www.duke-energy.com) under the heading “Investors” and then under the heading “Financials/SEC Filings.” You may also obtain these documents, free of charge, from Progress Energy’s website (www.progress-energy.com) under the tab “Our Company” by clicking on “Investor Relations,” then by clicking on “Corporate Profile” and then by clicking on “SEC Filings.”

The following letter was mailed on July 25, 2011 by Vanguard Fiduciary Trust Company to participants in the Savings Plan for Employees of Florida Progress Corporation.

NOTICE TO PARTICIPANTS OF

THE SAVINGS PLAN FOR EMPLOYEES OF FLORIDA PROGRESS CORPORATION

July 25, 2011

Dear Plan Participant:

The Progress Energy, Inc. (“Progress”) Special Meeting of Shareholders to, among other things, consider and vote on a proposal to approve the plan of merger contained in the Agreement and Plan of Merger, dated as of January 8, 2011 (the “Merger Agreement”), by and among Progress, Duke Energy Corporation (“Duke”), and Diamond Acquisition Corporation (“Merger Sub”), will be held on August 23, 2011 at 11:00 a.m. Eastern time. This letter is to inform you that you may have already received or will be receiving soon, a separate mailing containing proxy materials relating to your interest in the Progress Energy, Inc. Stock Fund (the “Company Stock Fund”) in the Savings Plan for Employees of Florida Progress Corporation (the “Plan”). Those materials include a joint proxy statement/prospectus and Proxy Voting Instruction Form (“Proxy Form”), which includes important information about Progress and its proposed merger with Duke’s newly-formed, wholly-owned direct subsidiary, Merger Sub. You should carefully review those materials. This notice and those proxy voting instructions relate only to shares of Progress common stock held in the Company Stock Fund and allocated to your account under the Plan. This notice and those materials do not relate to other shares of Progress common stock you may own outside of the Plan and you will receive additional separate mailings relating to such stock and will need to respond to such additional mailings separately.

As a participant in the Plan, you may direct Vanguard Fiduciary Trust Company (“Vanguard”), the trustee of the Plan, to vote the shares of Progress common stock held in the Company Stock Fund and allocated to your account under the Plan. Using the control number located on your Proxy Form, you may vote by telephone toll-free at 1-800-652-8683 or on the Internet at www.investorvote.com. You may also vote by mailing your completed, signed, and dated Proxy Form in the reply envelope included with your proxy materials. Your voting instructions must be received by the proxy tabulator, Computershare, by the “Plan Deadline,” which is 11:59 p.m. Eastern time on August 18, 2011. If you wish to change your vote (and revoke previous instructions) you may do so at any time prior to the Plan Deadline. Your voting instructions will be applied to the shares of Progress common stock held in the Company Stock Fund and allocated to your account under the Plan at the close of business on July 5, 2011, the record date for the Progress Special Meeting of Shareholders.

Please note that the terms of the Plan provide that Vanguard will vote the shares of Progress common stock held in the Company Stock Fund and allocated to your account under the Plan (as a result of your investment in the Company Stock Fund) as you may direct by submitting your voting instruction in a timely manner. If your voting instructions are not received by the proxy tabulator by the Plan Deadline, you will be treated as directing Vanguard to vote the shares of Progress common stock allocated to your Plan’s account in the same proportion as the shares for which Vanguard has received timely direction from other Plan participants who do vote, unless to do so would be inconsistent with Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”).

All instructions received by Vanguard from individual Plan participants will be held in confidence and will not be divulged to any person, including Progress, Duke, Merger Sub, or any of their respective directors, officers, employees or affiliates.

All proxy solicitation materials are available at www.sec.gov. If you have questions regarding the proxy materials or how to vote your shares, you may call Innisfree M&A Incorporated, the Information Agent for Progress, at (877) 750-9499 (toll free). If you have any other questions about the Company Stock Fund, please contact Vanguard Participant Services at (800) 523-1188 weekdays from 8:30 a.m. to 9:00 p.m. Eastern time.

Sincerely,

Vanguard Fiduciary Trust Company